EXHIBIT 12
THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended June 30					Three Months Ended September 30
	2013	2012	2011	2010	2009	2013	2012
EARNINGS, AS DEFINED
Earnings from operations before income taxes after eliminating undistributed earnings of equity method investees	$14,934	$12,792	$15,021	$14,881	$14,275	$3,979	$3,793
Fixed charges (excluding capitalized interest)	899	1,000	1,052	1,167	1,576	218	230
TOTAL EARNINGS, AS DEFINED	$15,833	$13,792	$16,073	$16,048	$15,851	$4,197	$4,023
FIXED CHARGES, AS DEFINED
Interest expense (including capitalized interest)	$754	$844	$888	$1,014	$1,431	$185	$192
1/3 of rental expense	171	176	170	176	177	42	43
TOTAL FIXED CHARGES, AS DEFINED	$925	$1,020	$1,058	$1,190	l,608	$227	$235
RATIO OF EARNINGS TO FIXED CHARGES	17.1x	13.5x	15.2x	13.5x	9.9x	18.5x	17.1x